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                            August 16, 2022

       Guolin Tao
       Chief Executive Officer
       Entrepreneur Universe Bright Group
       Suite 907, Saigo City Plaza Building 2
       No. 170, Weiyang Road
       Xi'an, China

                                                        Re: Entrepreneur
Universe Bright Group
                                                            Amendment No. 9 to
Registration Statement on Form 10
                                                            Filed August 9,
2022
                                                            File No. 000-56305

       Dear Mr. Tao:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 9 to Form 10 Filed August 9, 2022

       Item 13. Financial Statements and Supplementary Data, page F-1

   1. We note you filed your Form 10-Q for the interim period ended June 30, 2022. Please update the financial
statements in the Form 10 to include this interim period pursuant to Rule 8-08 of
Regulation S-K. Conform the presentation throughout the filing (for example, MD&A) as
appropriate.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Guolin Tao
Entrepreneur Universe Bright Group
August 16, 2022
Page 2

        You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,
FirstName LastNameGuolin Tao
                                                         Division of
Corporation Finance
Comapany NameEntrepreneur Universe Bright Group
                                                         Office of Trade &
Services
August 16, 2022 Page 2
cc:       Charles Law
FirstName LastName